Results of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on September 21, 2005. Preferred shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by preferred shareholders of the Fund:

						# of Shares
					In Favor	Withheld
Richard L. Crandall		10,265		2
Nicholas Dalmaso			10,265		2

The other Trustees of the Fund whose terms did not expire in 2005 are David Dreman, Roman Friedrich III, Ronald A. Nyberg, and Ronald E. Toupin, Jr.